October 4, 2019

Christine Westbrook

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioVie Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed October 2, 2019

File No. 333-231136

Dear Ms. Westbrook:

BioVie Inc. (the “Company”) hereby provides responses (the “Response Letter”) to a comment issued in a letter dated October 3, 2019 (the “Staff Letter”) regarding Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed October 2, 2019 (the “Registration Statement”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Response Letter the numbered paragraph set forth below corresponds to the numbered paragraph in the Staff Letter.

Amendment No. 4 to Registration Statement on Form S-1 filed on October 2, 2019

Description of Capital Stock

Warrants to be Issued in this Offering

Exchange Listing, page 52

We note your disclosure that no assurance can be given that you will be successful in listing the warrants on Nasdaq. Please clarify here and on the cover page whether the offering is contingent on your securing listing approval for the warrants.

COMPANY RESPONSE: The Company has added the requested disclosure to Description of Capital Stock section and to the prospectus cover page.

Please let me know if the Staff has any further questions or concerns with respect to the Registration Statement.

Sincerely,

/s/ Terren Peizer

Terren Peizer
Chairman and Chief Executive Officer

CC: Mitchell S. Nussbaum, Esq.